SPECTRUMDNA, INC.
1700 Park Avenue, Ste 2020
Park City, UT 84068

May 12, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Barbara C. Jacobs, Assistant Director
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

RE:	SpectrumDNA, Inc. (the “Company”)
Form S-1/A Amendment No. 2 Registration Statement on
Form SB-2
Filed April 28, 2008
File No. 333-148883

Dear Ms. Jacobs, et al:

We have reviewed the comments from your letter dated May 6, 2008 and have formulated responses as outlined below. Concurrently with this letter, we are also filing the Company’s Amendment No. 3 to its Registration Statement on Form SB-2 which is being filed as a Form S-1/A (the “Amendment”). References in this letter to “we”, “our” or “us” refer to the Company.

Executive Compensation

1.
We note your disclosure that you do not have any employment agreements with any of your executive officers. Please modify your disclosure to include a discussion of the April 2007 investment agreement with your Chief Operating Officer whereby you agreed to issue shares to her on a monthly basis for a one-year period in lieu of a salary increase.

COMPANY RESPONSE: The disclosure has been presented as a footnote under the Summary Compensation Table. In addition, we have added disclosure on page 24 with respect to such arrangements under “Employment Agreements and Other Arrangements”.

December 31, 2007 Audited Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

2.
We note your response to our prior comment 6 where you indicate that SAP did not purchase a license to your Cooshoo enginet but rather the Company’s revenues relate to “services” provided to SAP during its user conference and post-event support services. With regards to such information, please explain further the following:

•
You indicate that the revenues from the training, consulting, operating and in-marketing services were accounted for under SOP 97-2 due to the fact that the services were more than incidental to the enginet as a whole. Please explain further this statement and tell us how you determined that the services were more than incidental to the enginet.

•
We further note your response, which indicates that SAP did not purchase a license to the enginet. Therefore, tell us how you determined that SOP 97-2 is the applicable accounting guidance for this arrangement. Does SAP have the right to use your technology? In this regard, we note that the SAP has a link to your Cooshoo enginet at http://SAP.cooshoo.com. Please explain further the terms of this arrangement.

•
Please explain further what “post-event support services” you are providing to SAP. Is the Company providing hosting services for its enginet? If so, please tell us how you considered EITF 00-3 in determining whether such services should be accounted for under SOP 97-2 or SAB 104.

•
This arrangement appears to have multiple deliverables (i.e. training/consulting services, post-event support services, etc.) Tell us how you determined whether these deliverables qualified as separate units of accounting pursuant to EITF 00-21 and if so, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21, as applicable.

COMPANY RESPONSE:

In previous responses, we were not clear in the definitions of the agreements underlying the revenue generated by the use and services related to the use of the Cooshoo engine by SAP. We attempt in the following paragraphs to provide a clearer understanding of said agreements, and the corresponding revenue recognition policies applied.

The Cooshoo enginet was built from October 2006 to April 2007 and publicly launched on April 21, 2007 (http://www.cooshoo.com). The enginet was built to be readily customizable for use by any client. Prior to the public launch, we demonstrated Cooshoo to SAP and shortly thereafter entered into an agreement with SAP for use of Cooshoo at a user conference.

SAP Agreement One:

This agreement consisted of two elements. The first element was a service contract for use of the enginet at the 3-day conference occurring from April 22, 2007 to April 25, 2007. Using the built-in, customizable features of Cooshoo, we made simple modifications for SAP and delivered online the enginet on April 21, 2007 at http://sap.cooshoo.com. The second element of the agreement included marketing, training and support services. Those services were provided prior to and during the conference.

We deemed that this agreement was a multiple element arrangement, consisting of the use of the engine and marketing, training and support services. Upon further review of SOP 97-2 and SAB 104, it appears that the SAP contracts fall under the guidance of SAB 104, due to the fact that the Company does not license, sell, or lease our software, but rather makes it available on-line as part of a service contract. Therefore, our revenue recognition policy follows the guidance of SAB 104.

We invoiced and recognized both the engine use and the services elements as revenue in April 2007, at the conclusion of the event, per the following provisions of SAB 104:

-	Persuasive evidence of an arrangement existed;

-	Delivery had occurred;

-	Our fee was fixed;

-	Collectibility was reasonably assured;

-	All elements of the arrangement had been delivered by the end of the 3-day event.

All of these criteria were met in April 2007, and thus accordingly, we recognized the revenue in April 2007.

SAP Agreement Two:

Due to the success of the event, SAP then entered into a second agreement with us which consisted of two elements. This was a separate agreement, not an element of the first agreement. It was due solely to the success of the engine at the completed event, not entered into prior to the start of the event and not essential or necessary to the fulfillment of Agreement One.

The first element of Agreement Two was a service contract to continue to use http://sap.cooshoo.com for the year beginning April 26, 2007. The second element consisted of ongoing, unspecified upgrades, hosting and telephone support. The fee for these services was $2,500 per month and ceased on April 26, 2008.

Again, upon further review, this contract falls under the guidance of SAB 104, as it consisted of a service contract to use our enginet and an additional element of Post Contract Support (PCS). Per SAB 104 paragraph 84(d), we recognized as revenue and invoice these services in equal increments at the end of each month of the contract following the concept that "If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, and revenues may be recognized as earned as time passes."

Please note that our revenue recognition footnote has been modified to include disclosure that clarifies that revenues are recognized:

The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue related to goods and services provided when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

We then describe each component of revenue and the particular application of SAB 104 to that component. In the cases where revenue arrangements contain multiple revenue-generating activities the Company refers to EITF Issue 00-21 paragraph 4 for additional guidance. When agreements for services include multiple components, revenues are allocated based on the relative fair value of each of the components determined based on vendor-specific objective evidence, when significant. Vendor-specific objective evidence is determined by the price charged when the elements are sold separately.

Note 3. Intangible Assets, page F-16

3.
We note your response to our prior comment 8 where you indicate that a detailed program design occurs early in the conceptual development of a product and prior to actual software development. It is not clear from your response why management feels that technological feasibility has been reached upon “conceptual” development of the product and how this supports the fact that the product function, feature and technical requirements have been taken to their most detailed, logical form to establish a detail program design. Clarify for us, in detail, the process of developing an enginet and how the Company has determined that a detail program is substantial enough to determine technological feasibility prior to development. For example, has the underlying conceptual design of the enginet been developed or proven and therefore the application of different concepts to the enginet is not material to the enginet as a whole? Also, with regards to the six enginets referenced on page 14, please tell us the amount of costs capitalized, to date, for each. Also tell us the date you began capitalizing such costs and you began amortizing these costs.

COMPANY RESPONSE: The underlying conceptual design of our enginets was developed (and proven) once prior to October 15, 2006 and has thus far been reused throughout our additional products. Therefore, the application of different concepts to the underlying conceptual design is not material to the design as a whole.

Below, we have provided our product capitalization schedule for those products whose development costs have been capitalized.

	Costs Capitalized	Date	Date
	through	Capitalization	Amortization
Enginet Name	December 31, 2007	Commenced	Commenced

Cooshoo	$100,730	October 15, 2006	April 21, 2007
Addictionary	71,548	March 15, 2007	June 3, 2007
Arbetrator	13,935	July 5, 2007	N/A
Syncrave	-	N/A	N/A
Webheads	-	N/A	N/A
PyschicXchange	-	N/A	N/A

Legal Opinion

4.	Please provide an updated opinion reflecting the current form of registration statement and any other new information concerning the validity of the securities and their issuance.

COMPANY RESPONSE: We have provided an updated opinion with this filing.

Please also note that in response to an additional comment received from Ms. Reynolds of your staff, we have revised the disclosure throughout the document by removing reference to “the Company” and replacing same with an abbreviated form of the registrant’s name. In addition, we have revised the disclosure under “Market Information” on page 6 as a result of the recent revisions to Rule 144.

Thank you for your attention to this matter and we look forward to hearing from you. Insofar that the financials statements included with this filing will no longer be current as of May 14, 2008, we are hopeful that the registration statement will be able to be declared effective before that date. Therefore, we are submitting an acceleration request with this letter. Please direct any questions or requests for clarification of matters addressed in this letter or in the Amendment to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

SPECTRUMDNA, INC.

/s/ James A. Banister
James A. Banister
Chief Executive Officer